# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vika Living Inc.
75 Port City Landing, Suite 110
Mt. Pleasant, SC 29464
https://www.vikaliving.com/

Up to $1,234,998.80 in Common Stock at $2.30
Minimum Target Amount: $14,998.30

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Vika Living Inc.
Address: 75 Port City Landing, Suite 110, Mt. Pleasant, SC 29464
State of Incorporation: DE
Date Incorporated: September 03, 2021

## Terms:

Equity

Offering Minimum: $14,998.30 | 6,521 shares of Common Stock
Offering Maximum: $1,234,998.80 | 536,956 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.30
Minimum Investment Amount (per investor): $499.10

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perk

Early Bird

Invest $1,000+ within the first 2 weeks | 5% bonus shares

Invest $5,000+ within the first 2 weeks | 10% bonus shares

Invest $10,000+ within the first 2 weeks | 15% bonus shares

Invest $20,000+ within the first 2 weeks | 20% bonus shares

Invest $50,000+ within the first 2 weeks | 25% bonus shares

Flash Perks

Invest $5,000+ between May 3rd - May 10th and receive 10% bonus shares

Invest $5,000+ between June 3rd - June 10th and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk — Invest $10,000+ and receive time with our founder + 10% bonus shares

Tier 3 Perk — Invest $20,000+ and receive time with our founder + 5% off a Vika order, up to 24 units + 15% bonus shares**

Tier 4 Perk — Invest $50,000+ and receive time with our founder + 5% off a Vika order, up to 24 units + trip to Vika factory + 20% bonus shares**

Loyalty Perks

As you are a friend and fan of Vika Living, you are eligible for additional bonus shares (10%).

Reservations Perk

As a reservations holder you are eligible for additional bonus shares (10%).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** Non-Share Perks: The "time with our founder" perk is subject to scheduling availability and may occur virtually or in-person, depending on logistical considerations. In addition, the trip to the Vika factory does not include travel and accommodation.

The 10% StartEngine Owners' Bonus

Vika Living Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Holders Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Vika Living Inc. ("Vika Living" or the "Company") provides high-quality, semi-permanent housing for landowners who are looking to quickly add livable and rentable spaces to their property. Our core mission is to provide hospitality and humanitarian organizations with flexible and safe housing solutions that can be installed anywhere, minimizing the need for permanent construction.

Vika Living Inc. was incorporated on September 3, 2021, in the state of Delaware under the name Clustr Homes Inc. On September 23, 2021, the Company changed its name to Vika Living Inc.

### Competitors and Industry

Competitors

Vika Living operates in a unique niche within the semi-permanent housing market, offering high-quality, quickly deployable living spaces for landowners. While it faces competition from companies like Pallet Shelter in the humanitarian housing sector, we believe Vika Living distinguishes itself through superior engineering and more cost-effective solutions. This strategic positioning allows Vika Living to serve a broad spectrum of needs, from humanitarian efforts to individual landowners seeking to maximize their property's potential.

Market & Industry

The modular housing industry, especially in the emergency and transitional shelters sector, is growing due to the increasing awareness of homelessness and the need for disaster relief housing. With over 650,000 unsheltered individuals in the U.S. alone, the demand for safe and secure shelter is undeniable. We believe our innovative, modular housing units and strategic partnerships offer a compelling solution and opportunity to capture a share of the $30 billion homelessness market (Source).

Vika Living also caters to our secondary market of rental operations as landowners seek the ability to add a dozen or more units for glamping, hotel, and resort operations. The growing U.S. glamping market was valued at $670 million in 2022 and is expected to grow at a 12.6% CAGR from 2023 to 2030 (Source). Our third target market includes employee and student housing as we've been approached by various interested universities and companies.

Current Stage and Roadmap

Current Stage

Vika Living is partnering with veteran-focused foundations, Frontline Response and Freedom Homestead. Freedom Homestead is designed to be a national multi-behavioral community, addressing the needs of unsheltered veterans throughout the U.S. – including healthcare services, food services, job training, and more. Furthermore, the city of Chattanooga was recently awarded $12.5 million to build a "Freedom Homestead", a 90-100 acre campus for veterans experiencing homelessness.

We are also backed by Village Global, a network of founders, luminary LPs, and operator angels from some of the world's greatest tech companies.

Future Roadmap

With the high demand and success of our first model, the Vika One, Vika Living is ready to gear up. We believe this raise may allow us to expand our production, accelerate deliveries, hire key employees, and invest in the development of our software applications and future models such as the Vika Pro.

## The Team

Officers and Directors

Name: Jeffrey Mark Howard

Jeffrey Mark Howard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO)
  Dates of Service: October, 2023 - Present
  Responsibilities: Howard manages and oversees all Vika operations. He received no annual salary and presently holds 4,982,813 shares of Common Stock (81.58%).

- Position: Chief Sales Officer
  Dates of Service: September, 2021 - Present
  Responsibilities: Main customer outreach pitching Vika Living to our customers to set up high-quality housing for both rental & humanitarian applications.

Other business experience in the past three years:

- Employer: Jupe
  Title: Director of Sales & Client Services
  Dates of Service: February, 2021 - June, 2021
  Responsibilities: Launched sales and strategic operations for Jupe and was responsible for their first $4M in revenue.

Other business experience in the past three years:

- Employer: Scout Connect
  Title: Founder & President
  Dates of Service: January, 2017 - Present
  Responsibilities: Consulting and business services; specializing in sales growth, executive coaching, strategic operations, fundraising, and community outreach.

Other business experience in the past three years:

- Employer: LinkUp (Global)
  Title: Chief Sales Officer (CSO)
  Dates of Service: June, 2021 - September, 2022
  Responsibilities: Chief Sales Officer; aiding with full suite of high-performance sales services along with a high powered communication platform to source, maintain, and activate conversations.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our our product. Delays or cost overruns in the development of our our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete

or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Jeffrey Mark Howard | 4,982,813 | Common Stock | 81.58% |

## The Company's Securities

The Company has authorized Common Stock, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 536,956 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,107,813 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $375,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $125,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $1,785,714.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $115,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

There are no material rights associated with SAFE.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $615,000.00
  Use of proceeds: Startup Funds
  Date: February 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors,

including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $32,005 compared to $231,262 in fiscal year 2023. The increase in revenue from 2022 to 2023 was attributed to our expansion and adoption of semi-permanent housing solutions. We believe the growth reflects increased market demand and possibly the company's strategic marketing efforts and partnerships, which helped in securing larger contracts or a greater number of customers.

Cost of Sales

Cost of Sales for the fiscal year 2022 was $9,035 compared to $139,762 in the fiscal year 2023. This increase is related to the company's higher revenue and our operations. The larger volume of units sold or more complex projects undertaken in 2023 required increased materials, labor, and operational expenses, which contributed to the rise in costs associated with the production.

Gross Margins

Gross margins for fiscal year 2022 were $22,970 compared to $91,500 in fiscal year 2023. The increase reflects our company's ability to scale operations efficiently despite the cost of sales. We increased production in this instance to meet higher demand, while at the same time improving our profitability ratio per unit.

Expenses

Expenses for fiscal year 2022 were $9,035 compared to $139,762 in fiscal year 2023. This mirrors the rise in the cost of sales, reflecting our expanded operations and increased production to meet the higher demand for housing solutions.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we believe the increase in revenue from 2022 to 2023 reflects a significant scaling of operations and market penetration. As Vika Living continues to expand its offerings and reach, the company anticipates even greater growth, which will not be accurately reflected by its past financial performance. Past cash was primarily generated through sales. So, our goal is to further increase our production capacity and efficiency to meet the rising demand for our semi-permanent housing solutions, thereby significantly boosting both our revenue and cash flows.

Therefore, since the company has transitioned from initial production to a more growth-oriented phase with a focus on expanding its market reach and operational scale, the historical financial results, characterized by foundational investments and initial market entry efforts, we believe are not representative of the future potential driven by increased sales, strategic partnerships, and operational optimizations.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has approximately $120,089 cash on hand & capital resources available in the form of a line of credit for $50,000, including also capital contributions from its founder.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We believe our financial stability allows us to pursue our growth and operational goals with flexibility. However, it is still important to note the additional funds will certainly enable us to accelerate our expansion and innovation initiatives more efficiently.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for an additional 12 months. This is based on a current monthly burn rate of $20,000 for expenses related to salaries ($8,000), inventory ($6,000), and research and development (R&D) ($6,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $500. CEO & the Company's advisors are willing to fund the company on an as-needed basis & the company also has a line of credit of $50,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have considered future sources of capital. We have had people talk to us about raising debt in the future & raising additional capital after our crowdfunding raise.

## Indebtedness

- Creditor: SAFE
  Amount Owed: $615,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $14,047,969.90

Valuation Details:

We believe Vika Living's $14,047,969.90 valuation is justified through several factors: customer interest shown through LOIs, a large, mostly untapped $30 billion U.S. market with minimal competition, and growth from an initial $5 million valuation from a previous sale of securities. We have opted for a $14M valuation to incorporate growth incentives, acknowledging the stable demand in this sector.

Projections Model

For our valuation, we decided to lean on expert analysis and detailed financial models, projecting revenue growth, including immediate post-raise revenue of at least $3 million from key deals. These projections are backed by comprehensive

calculations of costs and margins.

Here's a breakdown of how our projections support our valuation and growth strategy:

Operating Expenses

- Our forecast begins with an operating expense of $17,000 per month. This figure has been calculated to cover our operational costs so that we can maintain our operations efficiently while scaling our production capabilities.

Sales Revenue

- Each unit of our product generates $75,000 in revenue. This revenue per unit underscores the premium value and demand for our innovative solutions in the market, significantly contributing to our robust financial outlook.

Cost of Goods Sold (COGS)

- The cost of goods sold per unit stands at $39,309. These are the direct costs associated with the production of each of our units, including materials and labor.

We believe this financial model projects revenue growth, underpinned by immediate post-raise revenue of at least $3 million from our key deals. We also believe these projections represent potential actionable deals that have been identified and are in various stages of negotiation and closure.

Market & Comparisons

The sector for modular housing, particularly focusing on emergency and transitional shelters, is expanding due to heightened awareness about homelessness and the urgent need for housing in disaster scenarios. In the United States alone, there are more than 650,000 people without shelter, highlighting a critical need for safe and secure accommodations. Through innovative modular housing solutions and strategic collaborations, we are positioned to address this need and tap into the $30 billion market addressing homelessness. Additionally, Vika Living is exploring a secondary market in rental operations, targeting landowners interested in expanding their offerings with multiple units for uses such as glamping, hotels, and resorts. The glamping market in the U.S., which was worth $670 million in 2022, is anticipated to experience a compound annual growth rate of 12.6% between 2023 and 2030. Furthermore, we are engaging with a third market segment, focusing on housing for employees and students, following interest from several universities and corporations.

Regarding market comparables, while we acknowledge that we face competition from companies like Pallet Shelter in the humanitarian housing sector, we believe Vika Living distinguishes itself through superior engineering and more cost-effective solutions. Our position allows us to serve a broad spectrum of needs, from humanitarian efforts to individual landowners seeking to maximize their property's potential.

Conclusion

We believe our $14M valuation is supported by our ability to attract customer interest through LOI's, tap into a large and mostly untapped $30 billion U.S. market with minimal competition, and also show growth from an initial valuation of $5 million to $12 million based on our historical performance.

Our decision to opt for a $14M valuation incorporates growth incentives with a stable demand in our sector, which we believe positions us favorably for future investment rounds and business expansion.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $615,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $14,998.30 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Premium Service Fees

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee

1.0%
StartEngine Premium Service Fee

- Product Expansion
40.0%
Expansion of production space, equipment purchase, and associated insurance costs.
- Payroll
30.0%
Critical personnel hires necessary for scaling operations and enhancing productivity.
- Research & Development
15.0%
Investment in new designs, software components, and innovation to stay ahead in the market.
- Marketing
3.5%
Investment in marketing efforts, including traditional social media advertising and promotions outside of the StartEngine platform, to effectively promote the campaign.
- General Operating Expenses
5.0%
Routine operational costs necessary for day-to-day business activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.vikaliving.com/ (https://www.vikaliving.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/vikaliving

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vika Living Inc.

[See attached]

# VIKA LIVING INC.

## REVIEWED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2023 AND 2022
*(Unaudited)*

# INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vika Living Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Vika Living Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of changes in stockholders' equity (deficit), and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 20, 2024
Los Angeles, California

**VIKA LIVING INC.**
**BALANCE SHEETS**
**(UNAUDITED)**

| **As of December 31,** | | **2023** | | **2022** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 120,089 | $ | 217,298 |
| Accounts Receivable, net | | 50,161 | | 7,000 |
| Inventory | | 3,472 | | 136,782 |
| **Total Current Assets** | | **173,722** | | **361,080** |
| | | | | |
| Property and Equipment, net | | 1,100 | | 1,448 |
| Intangible Assets | | 60 | | 68 |
| **Total Assets** | **$** | **174,883** | **$** | **362,595** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Other Current Liabilities | $ | 2,961 | $ | - |
| **Total Current Liabilities** | | **2,961** | | **-** |
| | | | | |
| Simple Agreement for Future Equity (SAFEs) | | 599,625 | | 599,625 |
| **Total Liabilities** | | **602,586** | | **599,625** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 51 | | 81 |
| Subscription Receivable | | - | | - |
| Additional Paid in Capital | | 14,942 | | 13,917 |
| Retained Earnings/(Accumulated Deficit) | | (442,696) | | (251,029) |
| | | | | |
| **Total Stockholders' Equity** | | **(427,703)** | | **(237,030)** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | **$** | **174,883** | **$** | **362,595** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 231,262 | $ 32,005 |
| Cost of Goods Sold | 139,762 | 9,035 |
| Gross Profit | 91,500 | 22,970 |
| | | |
| Operating Expenses | | |
| General and Administrative | 282,404 | 278,984 |
| Sales and Marketing | - | 3,000 |
| Total Operating Expenses | 282,404 | 281,984 |
| | | |
| Operating Income/(Loss) | (190,904) | (259,014) |
| | | |
| Interest Expense | - | - |
| Other Loss/(Income) | 763 | (7,985) |
| Income/(Loss) before provision for income taxes | (191,668) | (251,029) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (191,668)** | **$ (251,029)** |

*See accompanying notes to financial statements.*

## VIKA LIVING INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| (In , $US) | Common Stock | | Additional Paid In | Retained earnings/ | Subscription | Total Shareholder |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | (Accumulated Deficit) | Receivable | Equity |
| **Balance—December 31, 2021** | **6,350,000** | **$ 64** | **$ -** | **$ -** | **$ (64)** | **$ -** |
| Issuance of Stock | 1,775,000 | $ 18 | $ 12,356 | | $ 64 | $ 12,437 |
| Share-Based Compensation | | | 1,562 | | | 1,562 |
| Net Income/(Loss) | | | | (251,029) | | (251,029) |
| **Balance—December 31, 2022** | **8,125,000** | **$ 81** | **13,917** | **$ (251,029)** | **-** | **$ (237,030)** |
| Issuance of Stock | 2,757,813 | 28 | | | | 28 |
| Stock cancelled | (5,775,000) | (58) | | | | (58) |
| Share-Based Compensation | | | 937 | | | 937 |
| Net Income/(Loss) | | | | (191,668) | | (191,668) |
| **Balance—December 31, 2023** | **5,107,813** | **$ 51** | **$ 14,942** | **$ (442,696)** | **$ -** | **$ (427,703)** |

*See accompanying notes to financial statements.*

VIKA LIVING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

| For Fiscal Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Income/(Loss) | $ (191,668) | $ (251,029) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation of Property | 347 | 289 |
| Amortization of Intangibles | 8 | 7 |
| Share-based Compensation | 937 | 1,562 |
| SAFE- Fair Value adjustment | - | (15,375) |
| Cancellation of shares | 58 | - |
| Changes in operating assets and liabilities: | | |
| Accounts Receivable, net | (43,161) | (7,000) |
| Inventory | 133,309 | (136,782) |
| Other Current Liabilities | 2,961 | - |
| **Net cash provided/(used) by operating activities** | **(97,208)** | **(408,327)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | - | (1,737) |
| Purchases of Intangible Assets | - | (75) |
| **Net cash provided/(used) in investing activities** | **-** | **(1,812)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds from Issuance of Stock | - | 12,437 |
| Borrowing on SAFEs | - | 615,000 |
| **Net cash provided/(used) by financing activities** | **-** | **627,437** |
| | | |
| Change in Cash | (97,208) | 217,298 |
| Cash—beginning of year | 217,298 | - |
| **Cash—end of year** | **$ 120,089** | **$ 217,298** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ - | $ - |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Issuance of equity in return for note | - | |
| Issuance of equity in return for accrued payroll and other liabilities | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Vika Living Inc. was incorporated on September 3, 2021, in the state of Delaware under name Clustr Homes Inc. On September 23, 2021, the Company changed name to Vika Living Inc. The financial statements of Vika Living Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Vika Living provides high-quality, semi-permanent housing for landowners who are looking to quickly add livable and rentable spaces to their property.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Expected Credit Losses**

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, *"Financial Instrument – Credit Losses."*. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and supplies which are determined using an FIFO (first-in-first-out) method.

**Subscription Receivable**

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Furniture & fixtures | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Intangible Assets**

The Company capitalizes its patents, copyrights, and franchises, which may be as long as ten years.

**Income Taxes**

Vika Living Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the time when possession of goods is transferred to customer along with associated risks and rewards.

The Company earns revenues from the sale of its of its relocatable tiny homes.

**Cost of sales**

Costs of goods sold include the cost of supplies and materials.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $0 and $3,000, which is included in sales and marketing expenses.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based

compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2024, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Supplies and materials | $ 3,472 | $ 136,782 |
| **Total Inventory** | **$ 3,472** | **$ 136,782** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables. Other current liabilities consist of the following items:

| As of Year Ended December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| Tax Liability | $ | 2,961 | $ | - |
| **Total Other Current Liabilities** | **$** | **2,961** | **$** | **-** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

| As of Year Ended December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| Furniture & fixtures | $ | 1,737 | $ | 1,737 |
| **Property and Equipment, at Cost** | | **1,737** | | **1,737** |
| Accumulated depreciation | | (637) | | (289) |
| **Property and Equipment, Net** | **$** | **1,100** | **$** | **1,448** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $347 and $289 respectively.

## 6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

| As of Year Ended December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| Patents, copyrights, & franchises | $ | 75 | $ | 75 |
| **Intangible Assets, at cost** | | **75** | | **75** |
| Accumulated Amortization | | (15) | | (7) |
| **Intangible Assets, Net** | **$** | **60** | **$** | **68** |

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2023, and 2022 were in the amount of $7.5 and $7.5, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

| Period | | Expense |
|---|---|---|
| 2024 | | 7.5 |
| 2025 | | 7.5 |
| 2026 | | 7.5 |
| 2027 | | 7.5 |
| Thereafter | | 30 |
| **Total** | **$** | **60** |

## 7. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of Common Stock with par value of $0.00001. As of December 31, 2023, and December 31, 2022, 5,107,813 and 8,125,000 shares of Common Stock have been issued and are outstanding.

## 8. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2023 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 4.41% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2021 | 250,000 | $ 0.01 | - |
| Granted | - | | |
| Exercised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2022 | 250,000 | $ 0.01 | 8.95 |
| Exercisable Options at December 31, 2022 | 156,250 | $ 0.01 | 8.95 |
| Granted | - | $ - | |
| Exercised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2023 | 250,000 | $ 0.01 | 7.95 |
| Exercisable Options at December 31, 2023 | 250,000 | $ 0.01 | 7.95 |

Stock option expenses for the years ended December 31, 2023, and December 31, 2022, were $937 and $1,562, respectively.

## 9. DEBT

**SAFE(s)**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Principal Amount | Borrowing Year | Maturity Year | Valuation Cap | Discount | As of Year Ended December 31, 2023 | 2022 |
|---|---|---|---|---|---|---|---|
| SAFE I | $ 375,000 | 2022 | 2023 | $ 5,000,000 | 100% | $ 375,000 | $ 375,000 |
| SAFE II | $ 125,000 | 2022 | 2023 | $ 1,785,714 | 100% | $ 125,000 | $ 125,000 |
| SAFE III | $ 115,000 | 2022 | 2023 | $ 12,000,000 | 100% | $ 115,000 | $ 115,000 |
| Change in fair value of SAFE obligations | | | | | | $ (15,375) | $ (15,375) |
| **Total SAFE(s)** | **$ 615,000** | | | | | **$ 599,625** | **$ 599,625** |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will

automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

## 10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (57,194) | $ (74,907) |
| Valuation Allowance | 57,194 | 74,907 |
| **Net Provision for Income Tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (132,101) | $ (74,907) |
| Valuation Allowance | 132,101 | 74,907 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $442,696, and the Company had state net operating loss ("NOL") carryforwards of approximately $442,696. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 11. RELATED PARTY

There are no related party transactions.

## 12. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through March 20, 2024, which is the date the financial statements were available to be issued.

On March 5, 2024, the Company entered into SAFE agreement with Joanna Kanow in amount of $10,000 and with a valuation cap of $12,000,000.

On March 14, 2024, the Company granted 33,282 stock options to Anne Marie Vivienne, with an exercise price of $0.00001 and vesting schedule of 1/24 month, with no cliff.

On March 14, 2024, the Company granted 133,125 stock options to Josh Ahern, with an exercise price of $0.00001.
There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $190,904, an operating cash flow loss of $97,208, and liquid assets in cash of $120,089, which less than a year's worth of cash reserves as of December 31, 2023. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through equity financing and anticipated increases in revenue.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF VIKA LIVING

# Sheltering the Future

Vika Living specializes in providing hospitality and humanitarian operators with safe, comfortable, and flexible living with high-quality, modular designs for any environment.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


VIKA LIVING
Sheltering the Future
One Unit At A Time

$0 Raised

## REASONS TO INVEST

- 650,000 unsheltered individuals in the U.S. need housing. Vika aims to be the leader in the $30B homelessness market with an innovative housing solution that has shown $110K+ in sales & $22.9M in LOIs.*
- Vika is partnering with Freedom Homestead, providing housing for unsheltered veterans across the U.S. & aims to go nationwide with more city and state partnerships.
- We believe our stylish, amenity-rich units with media recognition from Dwell , Robb Report, Yahoo , New Atlas, and more set Vika Living apart in the emergency and transitional housing market.

*LOI's are non-binding, no-deposit, and require no down payment or reservation fee.

Get Equity
$2.30 Per Share

| RAISED | INVESTORS |
| --- | --- |
| $0 | --- |
| MIN INVEST | VALUATION |
| $499.10 | $14.05M |

## TEAM



**Jeff Howard • CEO**

Jeff Howard has a deep background in real estate operations and largescale humanitarian missions. Leading sales teams and strategic operations in multiple industries for more than 15 years provides Jeff with invaluable experience and ...

**Read More**



**Anne Marie Vivienne • Advisor**

Anne Marie has always been engaged in building and sustaining communities of meaningful impact and belonging. She has over a decade of experience working in various leadership roles in editing, publishing, marketing, and social impact. Anne ...

**Read More**



**Dave Jackson • Advisor**

Dave is an experienced founder and leader with a passion for impactful missions. With more than a decade of experience in launching and scaling successful startups, he is an invaluable asset to Vika Living. Dave believes there are amazing opportunities for ...

**Read More**

Show More

THE PITCH

## Flexible Housing For The Future


The Benefits of Vika Living
Rapid Deployment
Quicker occupancy compared to traditional construction
Flexibility
Vika Living caters to various needs, including off-grid capabilities
Sustainability
Designed for durability and minimal environmental impact

Vika Living is an innovative company specializing in high-quality, modular housing units designed to address the growing need for adaptable living spaces. We offer two distinct solutions that cater to both landowners and communities. Because of our advanced design and transport efficiency, we believe Vika provides a significant cost advantage.

For landowners, we provide swiftly deployable, semi-permanent housing units that expand their property's potential for rental income. These units are ideal for creating additional living spaces or maximizing land utilization.

# What sets Vika Living apart?



**Superior Design**
Stylish and amenity-rich units

**Speed and Efficiency**
Units are built for swift installation

**Lower Cost**
Significantly more affordable than traditional construction



We plan to collaborate with cities, businesses, and government agencies to deliver innovative emergency and transitional housing solutions. Our flagship Vika One model offers dignified and comfortable temporary housing, and we're currently developing larger units for large-scale projects and longer stays.

Our core mission is to provide hospitality and humanitarian organizations with beautiful, dignified, and affordable housing solutions that can be set up anywhere, eliminating the need for permanent construction.

THE PROBLEM & OUR SOLUTION

## Solving Today's Housing Crisis with Innovative Solutions

The housing crisis is real, and it's impacting millions of Americans. From veterans struggling to find affordable housing to families displaced by natural disasters, the need for immediate and safe shelter is growing rapidly. Vika Living is tackling this challenge head-on with our innovative, modular housing units: Vika Pro and Vika One.

## A problem for all of us

**2.5M**
Americans were displaced from their homes in 2023

**650K+**
Unsheltered individuals living in the U.S.

**>30%**
of U.S. renters spend over 1/3 of their income on housing

Source | Source | Source

Vika offers comfortable, well-equipped units that can be deployed quickly and efficiently, providing essential housing to those who need it most.


Our solution
The Vika Pro & Vika One
Our folding design and transportation efficiency enable us to deliver units at scale



**Standard Features**

Toilet, shower, kitchen, bed and other furniture, storage, HVAC, and front deck

**Additional Pro Features**

Larger bathroom and kitchen area, ADA compliant, thicker installation for extreme climates

Unlike traditional construction focused on permanence, Vika Living caters to humanitarian organizations and cities with rapidly deployable, high-quality units. We believe this mobility and lower cost advantage, coupled with features ideal for short-term stays, makes Vika Living well-suited to address the immediate needs of vulnerable populations.


Why Vika?
Our role is to provide a quality semi-permanent housing product, plus ongoing service and support
Vika One
$49K
/Unit
Vika Pro
$75K
/Unit
Fully-featured ADA housing units with kitchen, bathroom, HVAC & sleeping area
*Vika Pro amenities
40% Margin
on the product including COGS, labor, delivery
Support at
$250 /Unit /Month
Humanitarian operators are looking for partnerships with support, not one-off housing deals
Includes scheduled maintenance, warranty support, and future digital unit management support

By operating on a direct-to-consumer and business-to-business model, we aim to focus on solving the housing crises through partnerships with cities, states, and federal entities. The business model revolves around the design, manufacturing, and delivery of prefab housing units that cater to various sectors, including rental operations, veterans housing, emergency shelters, and transitional housing for the homeless.

### THE MARKET & OUR TRACTION

## The On-Demand Housing Partner For Cities & Businesses

The tiny home industry, especially in the emergency and transitional shelters sector, is growing due to the increasing awareness of homelessness and the need for disaster relief housing. With over 650,000 unsheltered individuals in the U.S. alone, the demand for immediate and safe shelter is undeniable (Source). Our innovative, moveable tiny homes and strategic partnerships offer a compelling solution and opportunity to capture a significant share of the $30 billion homelessness market (Source).

Vika Living also caters to our secondary market of rental operations as landowners seek the ability to add a dozen or more units for glamping, hotel, and resort operations. The growing U.S. glamping market was valued at $670 million in 2022 and is expected to grow at a 12.6% CAGR from 2023 to 2030 (Source). Our third target market includes employee and student housing as we've been approached by various interested universities and companies.


Our Traction
$625K
Raised
$110K
Revenue
$22.9M
in LOIs/Deposits
Partnering with veteran focused foundations, Frontline Response and Freedom Homestead starting in Atlanta & Chattanooga
Finalizing GSA vendor status to compete for national and global projects
Larger model designed for large-scale projects in the pipeline
Featured in
dwell
HICONSUMPTION
yahoo! news
NEW ATLAS
Robb Report

Vika Living is partnering with veteran-focused foundations, Frontline Response and Freedom Homestead. Freedom Homestead is designed to be a national program providing full-service communities, addressing the needs of unsheltered veterans throughout the U.S. – including healthcare services, food services, job training, and more. This is an exciting opportunity for us, as the city of Chattanooga was recently awarded $12.5 million to build a “Freedom Homestead”, a 90-100 acre campus for veterans experiencing homelessness (Source).

We believe with the success and demand of our first models, Vika Living is ready to expand. This raise will allow us to increase our production, accelerate deliveries, hire key employees, and invest in the development of our software applications and future models such as the Vika Pro.

"This is the best option I have seen by far! We need as many as we can get. The problems here are worse than anyone knows and it's getting worse everyday."

*- North Charleston Homeless Coordinator*

"I have looked at every conceivable option out there and there is nothing like Vika Living. What you guys are doing is amazing and everyone in California needs to know about

*- Santa Barbara Housing Policy Consultant*



"The look is sleek and attractive. The price is perfect. You provide all the comforts our guests need. You can move them easily and you can go off-grid. My team is really impressed."

*- Senior Manager Equity Lifestyle Properties*

**The above testimonials may not be representative of the opinions or of the experiences of other Vika Living customers and is not a guarantee of future performance or success.*

WHY INVEST

## Join Vika Living in Making A Difference


Join Us at Vika Living
Let's build a future where everyone has access to safe and comfortable housing

Vika Living has already raised $615,000 and is ready to expand. Our commitment to scaling our impact includes key initiatives into large humanitarian housing projects, developing more government partnerships, and pursuing government contracts to provide temporary housing during required green renovations to all federal buildings around the world. Even more notably, we're backed by Village Global, a network of founders, luminary LPs, and operator angels from some of the world's greatest tech companies. We believe these efforts, fueled by increasing production capacity, accelerating deliveries, hiring key personnel, and software development investments can help us shape the future of flexible living spaces.

**Invest in Vika Living and sheltering the future. Join us as we build a world where everyone has access to safe and comfortable housing.**

# ABOUT

HEADQUARTERS
**75 Port City Landing, Suite 110**
**Mt. Pleasant, SC 29464**

WEBSITE
**View Site**

Vika Living specializes in providing hospitality and humanitarian operators with safe, comfortable, and flexible living with high-quality, modular designs for any environment.

# TERMS

**Vika Living**

## Overview

PRICE PER SHARE
**$2.30**

VALUATION
**$14.05M**

DEADLINE
**Jul. 3, 2024 at 6:59 AM UTC**

FUNDING GOAL
**$15k - $1.23M**

## Breakdown

MIN INVESTMENT
**$499.10**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$1,234,998.80**

ASSET TYPE
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**6,521**

SHARES OFFERED
**Common Stock**

MAX NUMBER OF SHARES OFFERED
**536,956**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives & Bonuses***

**Time-Based Perk**

Early Bird

Invest $1,000+ within the first 2 weeks | 5% bonus shares

Invest $5,000+ within the first 2 weeks | 10% bonus shares

Invest $10,000+ within the first 2 weeks | 15% bonus shares

Invest $20,000+ within the first 2 weeks | 20% bonus shares

Invest $50,000+ within the first 2 weeks | 25% bonus shares

**Flash Perks**

Invest $5,000+ between May 3rd - May 10th and receive 10% bonus shares

Invest $5,000+ between June 3rd - June 10th and receive 10% bonus shares

**Amount-Based Perks**

Tier 1 Perk — Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk — Invest $10,000+ and receive time with our founder + 10% bonus shares

Tier 3 Perk — Invest $20,000+ and receive time with our founder + 5% off a Vika order, up to 24 units + 15% bonus shares**

Tier 4 Perk — Invest $50,000+ and receive time with our founder + 5% off a Vika order, up to 24 units + trip to Vika factory + 20% bonus shares**

**Loyalty Perks**

As you are a friend and fan of Vika Living, you are eligible for additional bonus shares (10%).

**Reservations Perk**

As a reservations holder you are eligible for additional bonus shares (10%).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

*** Non-Share Perks: The "time with our founder" perk is subject to scheduling availability and may occur virtually or in-person, depending on logistical considerations. In addition, the trip to the Vika factory does not include travel and accommodation.*

**The 10% StartEngine Owners' Bonus**

Vika Living Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Holders Bonus in addition to the aforementioned bonus.*

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.*

## PRESS

### Dwell

A California Startup Rolls Out Flat-Pack Tiny Homes Priced at $38K

View Article

### Robb Report

Forget Camping. This Sleek Tiny Home, With Working Plumbing, Can Be Built Anywhere In About An Hour

View Article

### Yahoo! News

Think Small: Amazon Has Tiny Homes in Stock For The Holidays

View Article

### New Atlas

Prefabricated Tiny Home Pops Up In 60 Minutes For Under $40K

View Article

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Vika Living.

## JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

**Ice breaker! What brought you to this investment?**

## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

## WHY STARTENGINE?

**REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

**SECURE**
Your info is your info. We take pride in keeping it that way!

**DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

## FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

## Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

**www.StartEngine.com** is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

**Canadian Investors**

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

## StartEngine Marketplace

**StartEngine Marketplace** ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G to Form C

*Test The Waters Materials*

Vika Living is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Watchlist

RESERVE NOW

GET A PIECE OF VIKA LIVING

# Sheltering the Future

Vika Living specializes in providing hospitality and humanitarian operators with safe, comfortable, and flexible living with high-quality, modular designs for any environment.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


VIKA LIVING
Sheltering the Future
One Unit At A Time

$2,018.66 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

## REASONS TO INVEST

- with an innovative housing solution that has shown $110K+ in sales & $22.9M in LOIs.*
- Vika is partnering with Freedom Homestead, providing housing for unsheltered veterans across the U.S. & aims to go nationwide with more city and state partnerships.
- We believe our stylish, amenity-rich units with media recognition from Dwell , Robb Report, Yahoo , New Atlas, and more set Vika Living apart in the emergency and transitional housing market.

*LOI's are non-binding, no-deposit, and require no down payment or reservation fee.

Reserve Now

$2,018.66 2

## TEAM



**Jeff Howard • CEO**
Jeff Howard has a deep background in real estate operations and largescale humanitarian missions. Leading sales teams and strategic operations in multiple industries for more than 15 years provides Jeff with invaluable experience and ...
**Read More**



**Anne Marie Vivienne • Advisor**
Anne Marie has always been engaged in building and sustaining communities of meaningful impact and belonging. She has over a decade of experience working in various leadership roles in editing, publishing, marketing, and social impact. Anne ...
**Read More**



**Dave Jackson • Advisor**
Dave is an experienced founder and leader with a passion for impactful missions. With more than a decade of experience in launching and scaling successful startups, he is an invaluable asset to Vika Living. Dave believes there are amazing opportunities for ...
**Read More**

Show More

*NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF*

*INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

THE PITCH

## Flexible Housing For The Future


The Benefits of Vika Living
Rapid Deployment
Quicker occupancy compared to traditional construction
Flexibility
Vika Living caters to various needs, including off-grid capabilities
Sustainability
Designed for durability and minimal environmental impact

Vika Living is an innovative company specializing in high-quality, modular housing units designed to address the growing need for adaptable living spaces. We offer two distinct solutions that cater to both landowners and communities. Because of our advanced design and transport efficiency, we believe Vika provides a significant cost advantage.

For landowners, we provide swiftly deployable, semi-permanent housing units that expand their property's potential for rental income. These units are ideal for creating additional living spaces or maximizing land utilization.


What sets Vika Living apart?
Superior Design
Stylish and amenity-rich units
Speed and Efficiency
Units are built for swift installation
Lower Cost
Significantly more affordable than traditional construction

We plan to collaborate with cities, businesses, and government agencies to deliver innovative emergency and transitional housing solutions. Our flagship Vika One model offers dignified and comfortable temporary housing, and we're currently developing larger units for large-scale projects and longer stays.

Our core mission is to provide hospitality and humanitarian organizations with beautiful, dignified, and affordable housing solutions that can be set up anywhere, eliminating the need for permanent construction.

THE PROBLEM & OUR SOLUTION

## Solving Today's Housing Crisis with Innovative Solutions

The housing crisis is real, and it's impacting millions of Americans. From veterans struggling to find affordable housing to families displaced by natural disasters, the need for immediate and safe shelter is growing rapidly. Vika Living is tackling this challenge head-on with our innovative, modular housing units: Vika Pro and Vika One.


A problem for all of us
2.5M
Americans were displaced from their homes in 2023
650K+
Unsheltered individuals living in the U.S.
>30%
of U.S. renters spend over 1/3 of their income on housing

Source | Source | Source

Vika offers comfortable, well-equipped units that can be deployed quickly and efficiently, providing essential housing to those who need it most.


Our solution
The Vika Pro & Vika One
Our folding design and transportation efficiency enable us to deliver units at scale




Standard Features
Toilet, shower, kitchen, bed and other furniture, storage, HVAC, and front deck
Additional Pro Features
Larger bathroom and kitchen area, ADA compliant, thicker installation for extreme climates

Unlike traditional construction focused on permanence, Vika Living caters to humanitarian organizations and cities with rapidly deployable, high-quality units. We believe this mobility and lower cost advantage, coupled with features ideal for short-term stays, makes Vika Living well-suited to address the immediate needs of vulnerable populations.


Why Vika?


Our role is to provide a quality semi-permanent housing product, plus ongoing service and support


Vika One
$49K
/Unit
Vika Pro
$75K
/Unit
Fully-featured ADA housing units with kitchen, bathroom, HVAC & sleeping area
*Vika Pro amenities
40% Margin
on the product including COGS, labor, delivery
Support at
$250 /Unit /Month
Humanitarian operators are looking for partnerships with support, not one-off housing deals
Includes scheduled maintenance, warranty support, and future digital unit management support

By operating on a direct-to-consumer and business-to-business model, we aim to focus on solving the housing crises through partnerships with cities, states, and federal entities. The business model revolves around the design, manufacturing, and delivery of prefab housing units that cater to various sectors, including rental operations, veterans housing, emergency shelters, and transitional housing for the homeless.

THE MARKET & OUR TRACTION

## The On-Demand Housing Partner For Cities & Businesses

The tiny home industry, especially in the emergency and transitional shelters sector, is growing due to the increasing awareness of homelessness and the need for disaster relief housing. With over 650,000 unsheltered individuals in the U.S. alone, the demand for immediate and safe shelter is undeniable (Source). Our innovative, moveable tiny homes and strategic partnerships offer a compelling solution and opportunity to capture a significant share of the $30 billion homelessness market (Source).

Vika Living also caters to our secondary market of rental operations as landowners seek the ability to add a dozen or more units for glamping, hotel, and resort operations. The growing U.S. glamping market was valued at $670 million in 2022 and is expected to grow at a 12.6% CAGR from 2023 to 2030 (Source). Our third target market includes employee and student housing as we've been approached by various interested universities and companies.


Our Traction
$625K
Raised
$110K
Revenue
$22.9M
in LOIs/Deposits
Partnering with veteran focused foundations, Frontline Response and Freedom Homestead starting in Atlanta & Chattanooga
Finalizing GSA vendor status to compete for national and global projects
Larger model designed for large-scale projects in the pipeline
Featured in
dwell
HICONSUMPTION
yahoo! news
NEW ATLAS
Robb Report

Vika Living is partnering with veteran-focused foundations, Frontline Response and Freedom Homestead. Freedom Homestead is designed to be a national program providing full-service communities, addressing the needs of unsheltered veterans throughout the U.S. – including healthcare services, food services, job training, and more. This is an exciting opportunity for us, as the city of Chattanooga was recently awarded $12.5 million to build a "Freedom Homestead", a 90-100 acre campus for veterans experiencing homelessness (Source).

We believe with the success and demand of our first models, Vika Living is ready to expand. This raise will allow us to increase our production, accelerate deliveries, hire key employees, and invest in the development of our software applications and future models such as the Vika Pro.

"This is the best option I have seen by far! We need as many as we can get. The problems here are worse than anyone knows and it's getting worse everyday."

*- North Charleston Homeless Coordinator*

"I have looked at every conceivable option out there and there is nothing like Vika Living. What you guys are doing is amazing and everyone in California needs to know about

*- Santa Barbara Housing Policy Consultant*



"The look is sleek and attractive. The price is perfect. You provide all the comforts our guests need. You can move them easily and you can go off-grid. My team is really impressed."

*- Senior Manager Equity Lifestyle Properties*

**The above testimonials may not be representative of the opinions or of the experiences of other Vika Living customers and is not a guarantee of future performance or success.*

WHY INVEST

## Join Vika Living in Making A Difference


Join Us at Vika Living
Let's build a future where everyone has access to safe and comfortable housing

Vika Living has already raised $615,000 and is ready to expand. Our commitment to scaling our impact includes key initiatives into large humanitarian housing projects, developing more government partnerships, and pursuing government contracts to provide temporary housing during required green renovations to all federal buildings around the world. Even more notably, we're backed by Village Global, a network of founders, luminary LPs, and operator angels from some of the world's greatest tech companies. We believe these efforts, fueled by increasing production capacity, accelerating deliveries, hiring key personnel, and software development investments can help us shape the future of flexible living spaces.

**Invest in Vika Living and sheltering the future. Join us as we build a world where everyone has access to safe and comfortable housing.**

## ABOUT

HEADQUARTERS
75 Port City Landing, Suite 110
Mt. Pleasant, SC 29464

WEBSITE
View Site

Vika Living specializes in providing hospitality and humanitarian operators with safe, comfortable, and flexible living with high-quality, modular designs for any environment.

## PRESS

### Dwell
A California Startup Rolls Out Flat-Pack Tiny Homes Priced at $38K

View Article

### Robb Report
Forget Camping. This Sleek Tiny Home, With Working Plumbing, Can Be Built Anywhere In About An Hour

View Article

### Yahoo! News
Think Small: Amazon Has Tiny Homes in Stock For The Holidays

View Article

### New Atlas
Prefabricated Tiny Home Pops Up In 60 Minutes For Under $40K

View Article

## REWARDS


GET A PIECE OF VIKA LIVING
FOR AS LITTLE AS $500
EXCLUSIVELY ON STARTENGINE,
OUR RESERVATION ROOM IS NOW OPEN!
ADDITIONAL BONUS FOR EVERY
RESERVATION MADE TODAY!

**vika.living** • Follow

• 100 units at an exclusive resort in South Carolina
• Hospitality projects and rental operations in several states

We want you and your friends to join us, so please share!

THANK YOU for your support and enthusiasm from the very beginning! Together, we can absolutely change the world.

www.startengine.com/offering/vikaliving

#VikaLiving #ImpactInvesting #TinyHome #TinyHouse #PrefabHome #InvestInHousing #StartEngine #ShelterTheFuture

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

**20 likes**

1 day ago

Add a comment... Post


SHELTERING
THE FUTURE
JOIN US
Make An Investment Reservation
Investments Will Start At $500
Exclusively On
start
engine

vika.living • Follow

beautiful, dignified, and affordable housing options for rental operations and humanitarian needs. We're ready to expand our production and accelerate deliveries to meet growing demand for our Vika units.

Will you join us? Will you help us change the world?

Visit our exclusive StartEngine page (link in bio) to learn more about the rewards and perks of investing with Vika.

https://www.startengine.com/offering/vikaliving

#VikaLiving #ImpactInvesting #TinyHome #TinyHouse #PrefabHome #InvestInHousing #StartEngine #ShelterTheFuture

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

4 likes

6 hours ago

Add a comment...

Post

**VIKA Living**

4h ·

Vika aims to be the leader providing beautiful, dignified, and affordable housing options for rental operations and humanitarian needs. We're ready to expand our production and accelerate deliveries to meet growing demand for our Vika units.

Will you join us? Will you help us change the world?

Visit our exclusive StartEngine page to learn more about the rewards and perks of investing with Vika:

https://www.startengine.com/offering/vikaliving

#VikaLiving #ImpactInvesting #TinyHome #TinyHouse #PrefabHome #InvestInHousing #StartEngine #ShelterTheFuture

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

**VIKA Living**

1d ·

STARTING TODAY! Make your reservation to invest in Vika for as little as $500! Join us on our mission to Shelter the Future. As demand quickly increases so, too, does our need to expand production and accelerate deliveries. We aim to create partnerships with cities, businesses, and humanitarian organizations as we scale nationally.

Vika Living provides hospitality and humanitarian operators with dignified, comfortable, and flexible living with innovative designs built for any environment.

EXCITING PROJECTS IN THE WORKS:
- Vika Living is a housing partner with Freedom Homestead–a new program providing housing and full-service communities to unsheltered veterans in the U.S.
- 100 units at an exclusive resort in South Carolina
- Hospitality projects and rental operations in several states

We want you and your friends to join us, so please share!

THANK YOU for your support and enthusiasm from the very beginning! Together, we can absolutely change the world.

www.startengine.com/offering/vikaliving

#VikaLiving #ImpactInvesting #TinyHome #TinyHouse #PrefabHome #InvestInHousing #StartEngine #ShelterTheFuture

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.